EXHIBIT 99.2

Third

Quarter

Report

To

Shareholders

2004

Nine Months Ended

September 30, 2004



ASK ABOUT IT AT WORK

HIGHLIGHTS

- Operating earnings per share on a diluted basis rose 19.1% for the third quarter, excluding the effect of foreign currency translation (including the effect of the yen, operating earnings per share increased 23.4%).
- We purchased 2.5 million of AFLAC's shares in the third quarter.
- Consumers voted the AFLAC Duck as America's second most popular advertising icon in an online poll sponsored by the American Association of Advertising Agencies.

TO OUR SHAREHOLDERS:

Overall, we are very pleased with AFLAC's financial results for the third quarter and for the first nine months of the year. Although sales in the United States and Japan were below our expectations, our view of those markets has not changed. Most important, our financial results remained strong and operating earnings per share growth exceeded our expectations in the quarter. Based on our results for the first nine months of the year, we are confident that we will achieve our primary financial objective for 2004 of a 17% increase in operating earnings per diluted share before the impact of currency translation.

THIRD QUARTER RESULTS

The stronger yen/dollar exchange rate continued to benefit our reported results. Reflecting the stronger yen, total revenues increased 13.3% to $3.3 billion in the third quarter. Net earnings were $301 million, or $.58 per diluted share, compared with $237 million, or $.45 per share, a year ago. Net earnings in the third quarter of 2004 included realized investment losses of $4 million, or $.01 per diluted share, compared with realized investment losses of $6 million, or $.01 per share, a year ago. Net earnings in the third quarter also included a gain of $6 million, or $.01 per diluted share, from the change in fair value of the interest rate component of the cross-currency swaps related to the company's senior notes, as required by SFAS 133. In the third quarter of 2003, the impact of SFAS 133 reduced net earnings by $2 million, or $.01 per diluted share.

We believe that an analysis of operating earnings, a non-GAAP financial measure, is vitally important to an understanding of AFLAC's underlying profitability drivers. We define operating earnings as the profits we derive from our operations before realized investment gains and losses, the impact from SFAS 133, and nonrecurring items.

Management uses operating earnings to evaluate the financial performance of AFLAC's insurance operations because realized gains and losses, the impact of SFAS 133 and nonrecurring items tend to be driven by general economic conditions and events, and therefore can obscure the underlying fundamentals and trends in AFLAC's insurance operations. A reconciliation of operating earnings to net earnings appears on Page 5.

Furthermore, because a significant portion of our business is in Japan, we believe it is equally important to understand the impact on operating earnings from translating Japanese yen into U.S. dollars. We translate AFLAC Japan's yen-denominated income statement from yen into dollars using an average exchange rate for the reporting period, and we translate the balance sheet using the exchange rate at the end of the period. However, except for a limited number of transactions, we do not actually convert yen into dollars. As a result, we view foreign currency translation as a financial reporting issue for AFLAC and not an economic event to our company or shareholders. Because the effect of translating yen into dollars distorts the rate of growth of our insurance operations, we also encourage readers of our financial statements to evaluate our financial performance excluding the impact of foreign currency translation. The chart on Page 4 compares selected income statement items with and without foreign currency changes to illustrate the effect of the yen.

Operating earnings in the third quarter of 2004 were $299 million, compared with $245 million in the third quarter of 2003. Operating earnings per diluted share advanced 23.4% to $.58, compared with $.47 in the third quarter of 2003. The stronger yen/dollar exchange rate increased operating earnings per share by $.02 during the quarter. Excluding the impact of the stronger yen, operating earnings per share increased 19.1%, which exceeds our stated annual objective for operating earnings per share growth in 2004.

During the third quarter, we purchased 2.5 million shares of AFLAC stock. As of September 30, 2004, we had approximately 30 million shares available for purchase under current authorizations from the board of directors.

NINE-MONTH RESULTS

Our results for the first nine months of the year have also benefited from the stronger average yen/dollar exchange rate. Total revenues rose 14.3% to $9.8 billion in the first nine months of 2004. Net earnings were $881 million, or $1.70 per diluted share, compared with $723 million, or $1.38 per share, a year ago. Net earnings in the first nine months of 2004 included realized investment losses of $2 million, or $.01 per diluted share, compared with realized investment losses of $16 million, or $.03 per share, a year ago. Net earnings also included a loss of $6 million, or $.01 per diluted share, from the effect of SFAS 133, compared with a gain of $11 million, or $.02 per share, for the first nine months of 2003. In addition, net earnings in 2004 reflected a one-time gain of $3 million, or $.01 per diluted share, as a result of the transfer of certain AFLAC Japan pension obligations to the Japanese government.

Operating earnings for the nine months were $886 million, or $1.71 per diluted share, compared with $728 million, or $1.39 per share, in 2003. Excluding the $.07 per share benefit from the stronger yen, operating earnings per diluted share increased 18.0%.

AFLAC JAPAN

AFLAC Japan's premium income in yen increased 6.9% in the quarter. Net investment income was up 2.7%. Investment income growth in yen terms was restrained by the stronger yen/dollar exchange rate because approximately 31% of AFLAC Japan's investment income is dollar-denominated. Total revenues rose 6.1%. The pretax operating profit margin expanded to 14.2%, compared with 12.7% a year ago, due to improvement in the expense ratio. As a result, pretax operating earnings increased 18.9% in the third quarter. For the nine months in yen, premium income increased 6.7%, while net investment income rose 1.5%. Total revenues were up 5.8%, and pretax operating earnings grew 14.1%.

The average yen/dollar exchange rate of 109.95 in the third quarter was 7.1% stronger than the average rate of 117.76 in the third quarter of 2003. For the nine months, the average exchange rate was 109.00, or 8.6% stronger than the rate of 118.39 a year ago. The strengthening of the yen in 2004 has magnified the growth rates of AFLAC Japan as reported in dollars.

Benefiting from the stronger yen, third quarter premium income in dollars increased 14.3% to $2.1 billion. Net investment income was up 9.8% to $390 million. Total revenues rose 13.5% to $2.5 billion. Pretax operating earnings were $351 million, an increase of 27.3% from a year ago. For the nine months, premium income rose 15.9% to $6.2 billion. Net investment income was up 10.2% to $1.2 billion. Total revenues were $7.3 billion, or 14.8% higher than a year ago. Pretax operating earnings were $1.0 billion, an increase of 23.9% over the first nine months of 2003.

Japanese investment yields remained at levels above 2003, although they declined from their peak earlier this year. The yield of a composite index of 20-year Japanese government bonds averaged 2.24% in the third quarter of 2004, compared with 1.69% a year ago. At the end of September, the yield on the 20-year Japanese government bond index was at 2.07%. During the third quarter, we purchased yen-denominated investments at an average yield of 2.27%. Including dollar-denominated securities, our new-money yield for the quarter was 3.43%.

AFLAC Japan's total new annualized premium sales in the third quarter declined 2.9% from a year ago to 28.6 billion yen, or $260 million. For the nine months, total new annualized premium sales were down .4% to 89.2 billion yen, or $818 million. Sales growth in the quarter was again impacted by sharp declines in Rider MAX conversions and significantly lower sales from Dai-ichi Mutual Life, compared with 2003. Conversions were down 54.3% from a year ago, and sales through Dai-ichi dropped 32.0%. Excluding conversions and the contribution from Dai-ichi, sales were up 4.5% for the quarter and 5.4% for the nine months. We currently expect fourth quarter sales to increase at a low-single-digit rate, which will result in flat sales to a slight increase for the full year.

Our stand-alone medical policy, EVER, was the largest contributor to AFLAC Japan's third quarter sales. Although medical sales were down slightly from the third quarter of 2003, AFLAC Japan remained the number one seller of medical insurance in the life insurance industry in terms of policy sales. To draw consumers' attention to this market-leading position, we recently launched a new advertising campaign, which we believe will benefit fourth quarter sales. We also introduced a newly revised version of Rider Wide in the third quarter. As a rider to our popular cancer life policy, Rider Wide provides benefits for heart attack and stroke.

AFLAC U.S.

AFLAC U.S. premium income increased 12.8% to $745 million in the third quarter. Net investment income rose 8.4% to $100 million. Total revenues were up 12.3% to $847 million, while pretax operating earnings increased 10.0% to $128 million. For the nine months, premium income rose 13.5% to $2.2 billion, and net investment income was up 10.5% to $295 million. Total revenues increased 13.2% to $2.5 billion. Pretax operating earnings rose 13.6% to $372 million.

AFLAC U.S. produced total new annualized premium sales in the third quarter of $270 million, or 2.7% above the third quarter of 2003. For the first nine months, new sales were up 7.6% to $843 million. Although we believe the rate of sales growth in the fourth quarter will improve compared with the third quarter, we still expect a low- to mid-single-digit sales increase for the remaining three months of the year. Therefore, we do not expect to meet our full-year sales objective of a 10% to 12% increase in 2004. New sales in the third quarter were negatively impacted by the hurricanes that devastated areas of the Southeast. Sales in Florida and Alabama were especially soft compared with their rates of sales growth in the first half of the year. However, we believe the overall weak sales growth primarily resulted from the sweeping changes we made to our sales management team last year. Those changes are continuing to impact recruiting, productivity and consequently, sales.

Recruitment in the third quarter was down 1.2% from a year ago, compared with a 5.2% decline in the second quarter. We expect new agent recruiting in the United States to improve as sales coordinators who were promoted at the start of the year become better adjusted to the responsibilities of their new positions. We also believe we can improve retention and productivity of sales associates as we continue to intensely focus on recently adopted training initiatives. Ultimately, we believe these actions will lead to better recruiting and faster sales growth in the United States.

DIVIDEND

The board of directors declared the fourth quarter cash dividend. The fourth quarter dividend of $.095 per share is payable on December 1, 2004, to shareholders of record at the close of business on November 12, 2004.

OUTLOOK

Although we are disappointed with our sales growth this year, we remain excited about the longer term sales opportunities in the United States and Japan. We expect out-of-pocket expenses for consumers will continue to rise, resulting in a greater financial burden for families who have experienced a serious health event. As such, we believe our products are well suited to the millions of consumers in the two largest markets in the world.

Most important, our financial performance continues to be strong. The financial results of AFLAC U.S. and AFLAC Japan have met or exceeded expectations throughout the year. With our consolidated year-to-date operating earnings running ahead of target, we plan to spend more on marketing expenses in the fourth quarter to stimulate sales. As a result, we expect to produce fourth quarter operating earnings per diluted share of approximately $.57 before the impact of the yen. If the yen/dollar exchange rate averages 110 in the fourth quarter, reported operating earnings will likely be $.56 per diluted share.

Clearly, we are very confident that full-year operating earnings per diluted share will increase 17% in 2004, excluding the impact of the yen. Our goal is to increase operating earnings per diluted share by 15% in 2005 and 2006 before currency translation. We also believe our earnings targets for the next two years are achievable. Our ability to generate strong earnings growth despite slow sales growth reflects the underlying strength and resilience of our operations and business model. We remain committed to providing valued products and services to our customers, and solid growth for our shareholders.

/s/ *Daniel P. Amos*

Daniel P. Amos
Chairman and Chief Executive Officer
October 26, 2004

Foreign Currency Translation Effect on Operating Results		Three-Month Results		Nine-Month Results	
		Including Currency Changes	**Excluding Currency Changes(2)**	**Including Currency Changes**	**Excluding Currency Changes(2)**
Selected Percentage Changes (1) (For the periods ended September 30, 2004 - unaudited)	Premium income	13.9%	8.3%	15.2%	8.5%
	Net investment income	9.5	5.5	10.2	5.4
1 The numbers in this table are presented on an operating basis, which is described on Page 1.	Total benefits and expenses	11.8	6.3	13.3	6.6
2 Amounts excluding foreign currency changes were determined using the same yen/ dollar exchange rate for the current period as the comparable period in the prior year.	Operating earnings	22.4	18.5	21.7	16.9
	Operating earnings per diluted share	23.4	19.1	23.0	18.0

Consolidated Statements of Earnings

AFLAC Incorporated and Subsidiaries

(In millions, except for per-share
and per-share amounts - unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2004	2003	% Change	**2004**	2003	% Change
Revenues:						
Premiums, principally supplemental health insurance	$ **2,822**	$ 2,478	13.9%	$ **8,363**	$ 7,257	15.2%
Net investment income	**491**	448	9.5	**1,448**	1,314	10.2
Realized investment gains (losses)	**(8)**	(4)		**(7)**	(17)	
Other income (losses)	**16**	9		**30**	46	
Total revenues	**3,321**	2,931	13.3	**9,834**	8,600	14.3
Benefits and expenses:						
Benefits and claims	**2,124**	1,872	13.5	**6,270**	5,500	14.0
Acquisition and operating expenses:						
Amortization of deferred policy acquisition costs	**125**	113		**382**	341	
Insurance commissions	**310**	287		**929**	842	
Insurance expenses	**274**	264		**814**	724	
Interest expense	**6**	6		**17**	16	
Other operating expenses	**23**	18		**64**	58	
Total acquisition and operating expenses	**738**	688	7.3	**2,206**	1,981	11.3
Total benefits and expenses	**2,862**	2,560	11.8	**8,476**	7,481	13.3
Earnings before income taxes	**459**	371	23.6	**1,358**	1,119	21.3
Income taxes	**158**	134		**477**	396	
Net earnings	$ **301**	$ 237	26.9%	$ **881**	$ 723	21.9%
Net earnings per share:						
Basic	$ **.59**	$ .46	28.3%	$ **1.73**	$ 1.41	22.7%
Diluted	**.58**	.45	28.9	**1.70**	1.38	23.2
Common shares used in computing EPS (In thousands):						
Basic	**506,599**	513,385	(1.3)%	**508,286**	513,888	(1.1)%
Diluted	**515,576**	521,212	(1.1)	**517,591**	522,793	(1.0)
Cash dividends per share	$ **.095**	$ .08	18.8%	$ **.285**	$ .22	29.5%

Reconciliation of Operating to Net Earnings

AFLAC Incorporated and Subsidiaries

(In millions, except for per-share amounts - unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2004	2003	% Change	**2004**	2003	% Change
Operating earnings	**$ 299**	$ 245	22.4%	**$ 886**	$ 728	21.7%
Reconciling items, net of tax:						
Realized investment gains (losses)	**(4)**	(6)		**(2)**	(16)	
SFAS 133	**6**	(2)		**(6)**	11	
Japan pension obligation transfer	**-**	-		**3**	-	
Net Earnings	**$ 301**	$ 237	26.9%	**$ 881**	$ 723	21.9%
Operating earnings per share - diluted	**$ .58**	$ .47	23.4%	**$ 1.71**	$ 1.39	23.0%
Reconciling items, net of tax:						
Realized investment gains (losses)	**(.01)**	(.01)		**(.01)**	(.03)	
SFAS 133	**.01**	(.01)		**(.01)**	.02	
Japan pension obligation transfer	**-**	-		**.01**	-	
Net earnings per share - diluted	**$ .58**	$ .45	28.9%	**$ 1.70**	$ 1.38	23.2%

Consolidated Balance Sheets

AFLAC Incorporated and Subsidiaries

(In millions, except for share and per-share amounts - unaudited) September 30,	2004	2003
Assets:		
Investments and cash:		
Securities available for sale, at fair value:		
Fixed maturities	$ 26,861	$ 25,037
Perpetual debentures	3,778	3,227
Equity securities	73	66
Securities held to maturity, at amortized cost:		
Fixed maturities	9,646	9,027
Perpetual debentures	4,249	4,145
Other investments	38	33
Cash and cash equivalents	1,388	1,176
Total investments and cash	46,033	42,711
Receivables, primarily premiums	415	495
Accrued investment income	425	403
Deferred policy acquisition costs	5,236	4,789
Property and equipment, net	490	503
Other	314	335
Total assets	$ 52,913	$ 49,236
Liabilities and Shareholders' equity:		
Liabilities:		
Policy liabilities:		
Future policy benefits	$ 36,424	$ 33,711
Unpaid policy claims	2,243	2,008
Unearned premiums	553	489
Other policyholders' funds	1,111	928
Notes payable	1,370	1,376
Income taxes	2,649	2,312
Payables for security transactions	9	135
Payables for return of cash collateral on loaned securities	228	594
Other	1,079	1,016
Total liabilities	45,666	42,569
Shareholders' equity:		
Common stock	65	65
Additional paid-in capital	457	405
Retained earnings	6,622	5,854
Accumulated other comprehensive income:		
Unrealized foreign currency translation gains	210	216
Unrealized gains on investment securities	2,372	2,236
Minimum pension liability adjustment	(24)	(11)
Treasury stock	(2,455)	(2,098)
Total shareholders' equity	7,247	6,667
Total liabilities and shareholders' equity	$ 52,913	$ 49,236
Shareholders' equity per share	$ 14.32	$ 13.01
Shares outstanding at end of period (In thousands)	506,158	512,418

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. We desire to take advantage of these provisions. This document contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected herein, and in any other statements made by company officials in oral discussions with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks, and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," or similar words as well as specific projections of future results, generally qualify as forward-looking. AFLAC undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could cause actual results to differ materially from those contemplated by the forward-looking statements: legislative and regulatory developments; assessments for insurance company insolvencies; competitive conditions in the United States and Japan; new product development; ability to attract and retain qualified sales associates; ability to repatriate profits from Japan; changes in U.S. and/or Japanese tax laws or accounting requirements; credit and other risks associated with AFLAC's investment activities; significant changes in interest rates; fluctuations in foreign currency rates; deviations in actual experience from pricing and reserving assumptions; level and outcome of litigation; downgrades in the company's credit rating; changes in rating agency policies or practices; subsidiary's ability to pay dividends to parent company, and general economic conditions in the United States and Japan.

AFLAC Incorporated

Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999
Tel: (706) 323-3431
aflac.com

Customer Service

Policyholders and claimants needing assistance
may call (800) 99-AFLAC or (800) 992-3522.
Sales associates should call (800) 462-3522.

Shareholder and Investor Inquiries

If you have questions about AFLAC, call our toll-free
telephone number, (800) 235-2667, and use the
following menu items.
Press 1 to receive financial information by mail.
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representative regarding AFLAC's financial
performance or other investor related issues.

Contact:

Kenneth S. Janke Jr.
Senior Vice President, Investor Relations
(800) 235-2667 or (706) 596-3264
Fax: (706) 324-6330
kjanke@aflac.com